

Alexco Reminds Shareholders of Voting Cut-Off for Upcoming Shareholders Meeting

May 28, 2020 - Alexco Resource Corp. (NYSE American/TSX:AXU) ("Alexco", or the "Company") would like to remind its shareholders that they have until 1:30 pm (Vancouver Time) on Tuesday, June 2, 2020 to vote their shares for the upcoming Annual General Meeting (the "Meeting") of shareholders to be held in virtual format on Thursday, June 4, 2020 at 1:30 pm (Vancouver Time).

Shareholders are urged to carefully read the information circular in connection with the Meeting. A copy of the information circular and all other meeting materials is available on SEDAR at www.sedar.com and on the Alexco website at https://www.alexcoresource.com/investors/annual-general-meeting/

Alexco's Board of Directors and Management recommend that Shareholders VOTE FOR all proposed resolutions.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.
PLEASE VOTE TODAY

How to Vote

Shareholders of record as of April 20, 2020 have several ways to vote their shares including online and via telephone.

THE VOTING DEADLINE IS 1:30 pm (Vancouver Time) ON TUESDAY JUNE 2, 2020

	Beneficial Shareholder *Shares held with a broker, bank or other intermediary*	**Registered Shareholders** *Shares held in own name and represented by a physical certificate*
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail	Return the voting instruction form in the enclosed envelope	Return the form of proxy in the enclosed envelope

Shareholder Questions

If you have any questions or require assistance with voting your shares, please contact Alexco toll free at 1-844-392-3035 or by e-mail at info@alexcoresource.com.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District (the "District") in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing a development plan for the District. In 2019, the Company published a positive pre-feasibility study that estimates production of 1.12 million tonnes of ore at an average rate of 430

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits.

Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Cautionary Note Regarding Forward-looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.